UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2025
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date January 31, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Finance

January 31, 2025
Medellin, Colombia

BANCOLOMBIA S.A. ANNOUNCES COMPLETION OF “CODIGO PAÍS” SURVEY WITH A REPORT OF ITS CORPORATE GOVERNANCE PRACTICES

Bancolombia S.A. announces that it has completed the “Código Pais” survey with a report regarding its corporate governance practices for the year 2024, in accordance with the recommendations of the Financial Superintendence of Colombia provided pursuant to Circular 028 of 2014.

The answers provided by Bancolombia can be found on Bancolombia’s investor relations website in the corporate governance section at www.grupobancolombia.com.co, and through the website of the Financial Superintendence of Colombia at www.superfinanciera.gov.co.

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950

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